SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               Bekem Metals, Inc.
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    077264109
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                                 (CUSIP Number)

Marat Cherdabayev, Trustee
Bekem Metals, Inc. Voting Trust                    Ronald Poulton, Esq.
dated April 14, 2006                               Poulton & Yordan
170 Tchaikovsky Street, 4th Floor                  324 South 400 West, Suite 250
Almaty, Kazakhstan 050000                          Salt Lake City, Utah 84101
+7 (3272) 582 386                                  (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                 April 14, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                                      ------------------
CUSIP No. 077264109                                            Page 2 of 5 Pages
------------------------                                      ------------------

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 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bekem Metals, Inc. Voting Trust dated April 14, 2006
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]
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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS (See Instructions)

      OO
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 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [ ]
      ITEMS 2(d) OR 2(e)

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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NUMBER OF               7.       SOLE VOTING POWER 0
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8.       SHARED VOTING POWER 24,031,880 (See Item 5)
OWNED BY               ---------------------------------------------------------
EACH                    9.       SOLE DISPOSITIVE POWER 0
REPORTING              ---------------------------------------------------------
PERSON WITH            10.       SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      24,031,880 (See Item 5)
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12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]
      (See Instructions)

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24%
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14.   TYPE OF REPORTING PERSON (See Instructions)

      OO
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

                                  SCHEDULE 13D
------------------------                                      ------------------
CUSIP No. 077264109                                            Page 3 of 5 Pages
------------------------                                      ------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marat Cherdabayev
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
      ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Kazakhstan
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NUMBER OF               7.       SOLE VOTING POWER 0
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8.       SHARED VOTING POWER 24,031,880 (See Item 5)
OWNED BY               ---------------------------------------------------------
EACH                    9.       SOLE DISPOSITIVE POWER 0
REPORTING              ---------------------------------------------------------
PERSON WITH            10.       SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      24,031,880 (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]
      (See Instructions)

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24%
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14.   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

                                                               Page 4 of 5 pages


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.001, ("Common Stock") of Bekem Metals, Inc., (the "Issuer") which has its principal executive offices at 170 Tchaikovsky Street, 4th Floor, Almaty, Kazakhstan 050000.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by the Bekem Metals, Inc., Voting Trust dated April 14, 2006 ("Voting Trust") and Marat Cherdabayev, as Trustee of the Voting Trust, collectively the ("Reporting Persons.")

         The current business address of the Reporting Persons is 170 Tchaikovsky Street, 4th Floor, Almaty, Kazakhstan 050000.

         The Voting Trust does not engage in any business activities. Mr. Cherdabayev, the Trustee of the Voting Trust is the Chief Executive Officer and a director of the Issuer.

         The Voting Trust was organized under the laws of the State of Utah. Mr. Cherdabayev is a citizen of the Republic of Kazakhstan.

         During the past five years, the Reporting Persons have not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The shares over which the Voting Trust holds voting control were placed under a Voting Trust Agreement on April 14, 2006. The Voting Trust Agreement transferred voting control over the shares to the Voting Trustee. A copy of the Voting Trust Agreement is attached hereto as Exhibit 1. No funds were paid to any of the parties entering the Voting Trust Agreement and pecuniary interest in the shares held by the individual parties to Voting Trust Agreement did not pass to the Voting Trust or the Voting Trustee.

ITEM 4.  PURPOSE OF TRANSACTION

         The stockholders that own the shares held in the Voting Trust placed the shares under the Voting Trust Agreement in order to promote their mutual interest and insure continuity and stability in the management and policies of Bekem Metals, Inc.

                                                               Page 5 of 5 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Persons may be deemed to have sole voting control over the 24,031,880 shares placed under the Voting Trust Agreement. The 24,031,880 shares represents 24% of the outstanding common stock of the Company. The power to dispose of the shares did not pass to the Reporting Persons in connection with the Voting Trust Agreement, rather, the dispositive power over the shares was retained by the individual parties who placed their shares under the Voting Trust Agreement.

         During the past 60 days, the Reporting Persons have not made any purchases of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         For information regarding the rights of the Voting Trustee and the parties to the Voting Trust, please see the Voting Trust Agreement dated April 14, 2006, attached hereto as Exhibit 1 to this Schedule 13D.

ITEM 7.  EXHIBITS

         Exhibit No.                    Exhibit
         -----------                    -------

             1            Voting Trust Agreement dated April 14, 2006.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Bekem Metals Inc., Voting Trust
                                             dated April 14, 2006

Date: April 24, 2006                            /s/ Marat Cherdabayev
                                             -----------------------------------
                                             Marat Cherdabayev, Voting Trustee



Date: April 24, 2006                           /s/ Marat Cherdabayev
                                             -----------------------------------
                                             Marat Cherdabayev

                                   Exhibit 1

                             VOTING TRUST AGREEMENT


DATE:    April 14, 2006

PARTIES: Jamestown Financial, Inc.                                (Shareholders)
         EMRJD Creaciones de Puntarenas, S.A.
         Inversiones Tentadoras Para Habitar, S.A.
         Envases y Formas Naturales Para la Venta, S.A.
         Brockley Properties Limited
         Canby Trading Services Inc.
         Hertel Group, S.A.

         Marat Cherdabayev                                             (Trustee)

RECITALS:

         A. The Shareholders are the owners of the following numbers of shares of the issued and outstanding common stock of Bekem Metals, Inc., a Utah corporation (Corporation):

         Jamestown Financial, Inc.                             1,750,000 shares
         EMRJD Creaciones de Puntarenas, S.A.                  5,097,960 shares
         Inversiones Tentadoras Para Habitar, S.A.             5,097,960 shares
         Envases y Formas Naturales Para la Venta, S.A.        5,097,960 shares
         Brockley Properties Limited                           1,750,000 shares
         Canby Trading Services, Inc.                          2,088,000 shares
         Hertel Group, S.A.                                    3,150,000 shares

         B. In order to promote their mutual interests and insure continuity and stability in the management and policies of the Corporation, the Shareholders believe it advisable to deposit their shares of stock of the Corporation with the Trustee for the purposes set forth in this agreement.

AGREEMENTS:

SECTION 1. TRANSFER OF STOCK

         The Shareholders shall forthwith deposit with the Trustee all of the shares of the common stock of the Corporation owned by each of the Shareholders. Each certificate representing such shares shall be duly endorsed for transfer to the Trustee on the books and records of the Corporation. The Trustee shall, in turn, surrender the certificates to the Corporation for transfer into the name of the Trustee. All shares so transferred shall be held by the Trustee subject to the terms of this agreement.

SECTION 2. VOTING TRUST CERTIFICATES

         2.1 Issuance of Certificates. The Trustee shall issue to the Shareholders voting trust certificates for the shares of the Corporation deposited with the Trustee substantially in the form of the attached Exhibit A. All voting trust certificates issued under this agreement shall be subject to all of the terms of this agreement.

         2.2 Transfer. The voting trust certificates shall be transferable on the books of the Trustee, by the registered owner thereof, either in person or by attorney duly authorized, upon surrender thereof to the Trustee, and the Trustee may treat the registered holder as owner thereof for all purposes whatsoever.

         2.3 Transferees and Assigns. The transferees and assigns of the Shareholders shall, upon accepting the voting trust certificates issued hereunder, become parties to and be bound by the provisions of this agreement with the same effect as if they had signed the agreement.

         2.4 Lost Certificates. If a voting trust certificate is lost, stolen, mutilated, or destroyed, the Trustee, at the Trustee's discretion, may issue a duplicate of such certificate upon receipt of all of the following:

         (1) Evidence of loss or mutilation satisfactory to the Trustee.
         (2) Indemnity satisfactory to the Trustee.
         (3) The existing certificate, if mutilated.
         (4) The Trustee's reasonable fees and expenses in connection with the issuance of a new trust certificate.


SECTION 3. TERM

         This agreement shall terminate on the date 10 years from the date set forth above. However, the term of this agreement may be extended from time to time by written agreement between the Trustee and the registered holders of all of the voting trust certificates then issued under this agreement. Upon the termination of this agreement, the Trustee shall surrender to the Corporation all shares of stock of the Corporation held in the name of the Trustee with instructions to reissue the same to the registered holders of the voting trust certificates.


SECTION 4. RIGHTS OF TRUSTEE

         The Trustee shall have the right to exercise in person, or by nominees or proxies, all rights and powers of a shareholder of the Corporation with respect to all stock deposited with the Trustee under this agreement. Such rights and powers shall include, without limitation, the right to vote shares of stock of the Corporation and to take part in or consent to any corporate or shareholders' action of any kind whatsoever. The right to vote shall include the right to vote for the election of directors, and in favor of or against any resolution or proposed action of any character whatsoever.

SECTION 5. CORPORATE TRANSACTIONS

         5.1 Dividends. The Trustee shall receive and hold, subject to the terms of this agreement, all shares resulting from any stock dividend or stock split, declared or issued by the Corporation, on the stock deposited with the Trustee under this agreement and shall issue and deliver voting trust certificates to the registered holders of the voting trust certificates representing those shares. Any other dividends declared and paid on the stock deposited with the Trustee under this agreement shall be forthwith paid over by the Trustee to the registered holders of the voting trust certificates in accordance with the number of shares represented by their respective voting trust certificates. In lieu of receiving cash dividends and paying the same over to the registered holders of voting trust certificates, the Trustee may instruct the Corporation to pay such dividends directly to the registered holders of the voting trust certificates.

         5.2 Dissolution. In the event of the dissolution or total or partial liquidation of the Corporation, the Trustee shall receive the monies, securities, rights, or property to which the registered holders of the stock of the Corporation deposited with the Trustee under this agreement are entitled and shall distribute the same to the registered holders of the voting trust certificates in accordance with the number of shares represented by their respective voting trust certificates.

         5.3 Reorganization. If the Corporation is merged into or consolidated with another corporation, or if all or substantially all of the assets of the Corporation are transferred to another corporation, then in connection with such transfer the term "Corporation" for all purposes of this agreement shall be taken to include the successor corporation, and the Trustee shall receive and hold under this agreement any stock of the successor corporation received on account of stock of the Corporation held by the Trustee under this agreement prior to such merger, consolidation, or transfer.


SECTION 6. RESIGNATION AND SUCCESSION

         6.1 Resignation of Trustee. The Trustee and any successor Trustee may resign at any time by giving written notice of resignation to the registered holders of the voting trust certificates and to the Corporation.

         6.2 Successor Trustees. If the Trustee should resign, die, or fail to act as Trustee, the registered holders of the voting trust certificates then outstanding shall forthwith designate a successor Trustee. If the registered holders of the voting trust certificates are unable to agree on a successor Trustee, the successor Trustee shall be selected by the registered holders of a majority of the voting trust certificates then outstanding.


SECTION 7. COMPENSATION AND REIMBURSEMENT OF TRUSTEE

         7.1 Compensation. The Trustee shall serve without compensation. However, nothing shall disqualify the Trustee from receiving compensation for services rendered to the Corporation.

         7.2 Reimbursement. The Trustee is authorized to incur or pay reasonable expenses in connection with the administration of this voting trust, including engaging such professional services and counsel as the Trustee may deem advisable, and the registered holders of the voting trust certificates shall reimburse the Trustee for all such expenses.


SECTION 8. LIABILITY OF TRUSTEE

         Neither the Trustee nor any successor Trustee shall be liable for any matter related to this agreement or the performance of rights and duties hereunder, except for such loss or damage as the Shareholders or the registered holders of voting trust certificates may suffer by reason of the intentional misconduct or gross negligence of the Trustee or successors of the Trustee. No Trustee shall be required to give bond or other security for the performance of the duties of the Trustee under this agreement.


SECTION 9. INSPECTION OF AGREEMENT

         A copy of this agreement shall be filed in the principal office of the Corporation and shall be open to inspection at any time during regular business hours by any holder of shares of stock of the Corporation or of voting trust certificates issued under this agreement.


SECTION 10. MISCELLANEOUS PROVISIONS

         10.1 Binding Effect. The provisions of this agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors, and assigns of the parties.

         10.2 Notice. Any notice or other communication required or permitted to be given under this agreement shall be in writing and shall be mailed by certified mail, return receipt requested, postage prepaid, addressed to the parties at the following addresses:

         Jamestown Financial, Inc.                   Attn: Robert Halvorsen Sorensen
                                                     62 North 400 East, #22
                                                     Provo, Utah 84606
                                                     U.S.A.

         EMRJD Creaciones de Puntarenas, S.A.        Attn:  Arcelio Hernandez Mussio
                                                     Jaco Centro, Garabito
                                                     bajos de la Fiscalia de Garabito
                                                     Puntarenas, Costa Rica

         Inversiones Tentadaros Para Habitar, S.A.   Attn: Acrelio Hernandez Mussio
                                                     Desamparados, Calle Fallas
                                                     De Tala Bar,
                                                     25 Norte Casa de alto a mano derecha
                                                     San Jose, Costa Rica

         Envases y Formas Naturales                  Attn: Arecelio Hernandez Mussio
         Para la Venta, S.A.                         Barrio Santa Marta, de bomba Unica Tica
                                                     200 Oeste y 25 Sur
                                                     Calle Fallas, Desamparados
                                                     San Jose, Costa Rica

         Brockley Properties Limited                 Attn: Jennifer Preece
                                                     2225 Rogene Drive, #201
                                                     Baltimore, Maryland 21209
                                                     U.S.A.

         Canby Trading Services, Inc.                Attn: Allison Kilbourn
                                                     4254 West Wold Circle
                                                     Park City, Utah 84098
                                                     U.S.A.

         Hertel Group, S.A.                          Attn: Richard Holzapfel
                                                     1789 North 1950 West
                                                     Provo, Utah 84604
                                                     U.S.A.

All notices and other communications shall be deemed to be given at the expiration of three days after the date of mailing. The address of a party to which notices or other communications shall be mailed may be changed from time to time by giving written notice to the other parties.

         10.3 Litigation Expense. In the event of a default under this agreement, the defaulting party shall reimburse the nondefaulting party or parties for all costs and expenses reasonably incurred by the nondefaulting party or parties in connection with the default, including without limitation attorney's fees. Additionally, in the event a suit or action is filed to enforce this agreement or with respect to this agreement, the prevailing party or parties shall be reimbursed by the other party for all costs and expenses incurred in connection with the suit or action, including without limitation reasonable attorney's fees at the trial level and on appeal.

         10.4 Waiver. No waiver of any provision of this agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         10.5 Applicable Law. This agreement shall be governed by and shall be construed in accordance with the laws of the state of Utah without giving effect to its conflicts of laws provisions.

Shareholders:

Jamestown Financial, Inc.                   EMRJD Creaciones de Puntarenas, S.A.



---------------------------------------     ------------------------------------
Robert Halvorsen Sorensen, Director         Arcelio Hernandez Mussio, Director

Inversiones Tentadoras Para Habitar,        Envases y Formas Naturales Para la
S.A.                                        Venta, S.A.



---------------------------------------     ------------------------------------
Arcelio Hernandez Mussio, Director          Arcelio Hernandez Mussio, Director

Brockley Properties Limited                 Canby Trading Services Inc.



---------------------------------------     ------------------------------------
Jennifer Preece, Director                   Allison Kilbourn, Director

Hertel Group, S.A.



---------------------------------------
Richard Holzapfel, Director

Trustee:


---------------------------------------
Marat Cherdabayev

                            VOTING TRUST CERTIFICATE

Certificate Number ______                                          ______ Shares

                             [NAME OF CORPORATION],

                a[n] ______ [state of incorporation] corporation

         This certifies that ______ is entitled to all the benefits arising from the deposit of ______ shares of the common stock of [Name of Corporation], a[n] ______ [state of incorporation] corporation (Corporation), with the undersigned as Trustee under a Voting Trust Agreement dated ______, 200_. A copy of the Voting Trust Agreement is on file at the principal office of the Corporation at [address].

         This certificate is issued, received, and held under the terms and provisions of the Voting Trust Agreement, and the rights of the holder of this certificate are subject to those terms and provisions. The Voting Trust Agreement provides, among other things, that during the term of the Voting Trust Agreement, the Trustee shall possess and shall be entitled to exercise all voting rights with respect to the shares of the common stock of Corporation represented by this certificate.

         The term of the Voting Trust Agreement expires ______, 200_, but is subject to extension by the Trustee and the registered holders of all voting trust certificates. Upon expiration of the term of the Voting Trust Agreement, the Trustee shall surrender to the Corporation all shares of stock of the Corporation held in the name of the Trustee with instructions to reissue the same to the registered holders of the voting trust certificates.

         This certificate is transferable on the books of the Trustee by the registered holder, either in person or by duly authorized attorney, upon surrender of this certificate properly endorsed. Until this certificate is transferred on the books of the Trustee, the Trustee may consider the registered holder as the absolute owner of this certificate.

DATED: ______                                         __________________________
                                                          [Signature of Trustee]


         [Insert the following on the reverse side of the certificate.]

         For value received, ______ hereby sells, assigns, and transfers unto ______ this Voting Trust Certificate, and all rights and benefits represented by this Voting Trust Certificate, and does hereby irrevocably constitute and appoint ______ as attorney to transfer such shares on the books of the voting trustee with full power of substitution in the premises.

DATED: ______                                        ___________________________